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                                                               Exhibit(b)


AGREEMENT IN PRINCIPLE BETWEEN ING AND VHBV RELATING TO THE ACQUISITION OF ACSYS, INC.

ING will establish BidCo BV in the Netherlands and VHBV will establish BidCo US in the United States.

BidCo US will make the cash Tender Offer for Falcon (the "Offer"). The Offer will be for approximately $80 million in cash including expenses.

ON THE OFFER BECOMING UNCONDITIONAL BUT PRIOR TO THE ACCEPTANCE OF THE SHARES TENDERED, THE FOLLOWING STEPS WILL OCCUR (SIMULTANEOUSLY IN ONE DAY)

- ING will fund BidCo BV with $40 million in debt which is convertible into shares of Vedior NV and which bears an interest rate of 9.5%.

- BidCo US will be transferred to ING and BidCo US will be funded by ING, initially with $5,000 of equity and approximately $40 million of debt which will subsequently be converted into common equity and a loan of $40 million from BidCo BV. These funds will be distributed to Falcon's shareholders and used to meet expenses.

- ING will contribute its BidCo US shares to BidCo BV in exchange for $13 million common shares and $27 million preferred shares which carry a cumulative preferred dividend of 8%.

- ING will sell the common shares in BidCo BV to VHBV, a Dutch company which is unrelated to ING.

AFTER THESE STEPS:

- BidCo US will owe the $40 million debt to its parent. We assume the loan to BidCo US bears a rate of interest of approximately 9.5%.

- VHBV will own common shares of BidCo BV which represent approximately $13 million of BidCo BV's value ($13 million of $80 million) and ING will own all the preferred shares (which represent $27 million) and the convertible loan of $40 million.

- Both the preferred and common shares will carry equal voting rights such that VHBV does not control BidCo BV, and VHBV will not control BidCo BV's Board of Directors. A trust-company will be appointed as director.

Under the terms of the Falcon acquisition agreement, BidCo US may be required to repay Falcon's existing indebtedness which will by then amount to approximately $45 million. It is proposed that this debt would be refinanced locally, if necessary with an ING guarantee backed by a counter indemnity from VHBV.

THE TERMS OF THE PREFERRED SHARES AND THE CONVERTIBLE DEBT OF BIDCO BV WILL BE AS FOLLOWS:

- Exchangeable into shares in Vedior NV at a fixed price of EUR 16 through a conversion agreement with VNV.

- Mandatory conversion at a fixed price of EUR 16 if Vedior share price equals or exceeds EUR 20 for 60 consecutive days.

- After 5 years, VHBV may purchase all the convertible loan and the preferred shares for cash at original cost.

- In the event that VHBV does not elect to purchase the shares and convertible debt after 5 years, the holders of the convertible loan and preferred shares may elect (i) to exchange their interests at original cost for shares in VNV at the then ruling market price or (ii) sell or float BidCo US, repay the convertible debt and distribute the remaining proceeds to the preferred (first) and common shareholders of BidCo BV (thereafter).

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- In the event of default by VHBV, ING may exercise its right to convert/exchange into shares in VNV at cost plus accrued interest and dividends.

- Agreements to be governed by Dutch law.

VHBV will provide a warranty in respect of capital taxes (if any) arising on the contribution of BidCo US in exchange for shares of BidCo BV.

EVENTS OF DEFAULT:

-  Change of ownership of VHBV/VNV

- Failure to pay interest and/or dividend on preferred shares and convertible debt

-  Insolvency of VHBV or VNV

-  Change or termination of activities of VNV or VHBV

Agreed by ING and VHBV/VNV on 13 April 2000.


/s/ A.W.M. Giesen                              /s/ A.J.M. van der Ven
   ----------------------------------        ----------------------------------
   ING Bank Corporate                        Vedior Holding B.V.
   Investments B.V.
   By: A.W.M. Giesen                         By: A.J.M. van der Ven


/s/ C.K.Z. Miles
   ----------------------------------
   Vedior N.V., for the
   conversion agreement
   By: C.K.Z. Miles